AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

December 23, 2010	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO PROVIDES YEAR END SUMMARY AND OUTLOOK FOR 2011

Dear Shareholder,

I am pleased to present a review of Avino's achievements in 2010 and outlook for 2011. With precious metals prices at all times highs and continuing to climb, we are working aggressively to bring the San Gonzalo property into production and capitalize on the opportunities presented by the current markets.

Management remains focused on the following key objectives:

1.	Complete the San Gonzalo bulk sample program
2.	Continue developing the San Gonzalo resource
3.	Resume production as quickly as possible
4.	Expand resources, reserves and the mines output
5.	Identify and explore new targets on Avino’s property

Bulk Sampling to Confirm Grades and Recoveries

The ongoing 10,000 tonne bulk sample program on San Gonzalo will allow Avino to assess the economics of the zone and confirm mineral grades and metallurgical recoveries obtained from earlier diamond drilling. With positive results from the bulk sample we will move into full production.

Mill Rehabilitation Complete

In 2010 we completed a three year program that brought extensive modernization to our mill.  The upgrades include a new 250 t/day circuit to accommodate high grade ore from the San Gonzalo zone.  This facility now has a new electrical system that meets the electrical code, an upgraded crushing plant that included major repairs to the cone crusher, vibrating screens and conveyors.  In addition, the on-site assay lab was put into service along with a new AAS unit to provide on-site control assays.  The water supply system from the tailings pond and la Caricol were completed and are now fully functional.

Milling Operations

In the second half of the year Avino tested the newly re-furbished mill by processing stockpiled ore left behind from previous mining of the ET Zone.  This was done to fine tune the mill for the San Gonzalo bulk sample.  By the end of October the mill had processed over 20,000 tonnes of material to produce approximately 600 tonnes of concentrate.  This concentrate was shipped to Manzanillo and sold to MRI trading AG.  The mineral at San Gonzalo is silver, gold, lead, and zinc; while the ET stockpile on the main vein is silver, copper, and gold. The rock from ET, while harder than the San Gonzalo material, served as a trial run for the bulk sample.

Underground Mining

In January, our mining contractor, DMG began driving the first decline at the 2260 m elevation for development work and extraction of the bulk sample. The San Gonzalo vein was intersected in May. A second decline was driven to the 2306m level. The two declines are known as San Gonzalo vein 1 and San Gonzalo.  By July both levels had intersected the San Gonzalo vein.  On October 13 the two levels were connected with the completion of two raises allowing the start of stoping (cut and fill) for the bulk sample.  By mid-November, approximately 2000 tonnes of mineralized vein rock had been broken from the first stope and assays confirmed a calculated and average grade of 1.9g/t gold and 340 g/t silver.  This compared well with the original inferred resource, which estimated 444,250 tonnes at San Gonzalo grading 2.61 g/t gold, 322 g/t silver, 1% lead and 1.5% zinc. (Orequest August 31, 2009 NI 43-101 compliant report)

Financing

In late 2010, Sprott Asset Management LP completed two financings to aid the company’s ongoing development.  The financings raised more than $8 million for the company and helped elevate its profile in the investment community.  Sprott participated in the financings on behalf of certain funds and managed accounts including investors introduced by Sprott Private Wealth LP.  Sprott has been instrumental in the development of many successful mining ventures and is a leading independent asset manager dedicated to achieving long-term superior returns for its clients. Sprott manages several billion dollars through multiple funds and has been the winner of numerous prestigious distinctions that are awarded to Funds providing superior returns.

Social Media

In order to make the company more accessible for investors, in 2010 Avino launched itself into the world of social networking.  Investors can now communicate and keep up to date with the company on Facebook, Twitter and YouTube.

Outlook

Upon completion of the bulk sample we are pleased at the prospect of bringing the San Gonzalo Zone into production full time.  Avino is also planning a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property.  We plan to drill over seven thousand meters through 56 core holes in 2011.

About Avino

Avino has operated continuously in Mexico since 1968, including a period in which the Avino Mine produced for 27 years. During our long history, we have weathered a number of difficult economies and are now poised to capitalize on record precious metal prices.

I would like to thank our loyal shareholders for remaining patient through difficult years and our development years and to thank our management and staff for their excellent work in the office and in the field

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.